NEW YORK
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T	+ 1 212 284 4926
F	+ 1 646 521 5726
W	www.freshfields.com
DOC ID	US3000834
OUR REF	VFJ
CLIENT-MATTER NO	164661-0019

June 1, 2018

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	KLX Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 1, 2018

Ladies and Gentlemen:

On behalf of our client, KLX Inc. (the Company), we hereby file with the Securities and Exchange Commission the Company’s preliminary proxy statement on Schedule 14A with respect to the merger agreement pursuant to which the Company will be acquired by The Boeing Company.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284 4926 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:           Roger Franks, General Counsel, Vice President—Law and Human Resources

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany